UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13D
                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                                 ZIM CORPORATION
                                (NAME OF ISSUER)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     989555
                                 (CUSIP NUMBER)

                                HANK GRACIN, ESQ.
                               LEHMAN & EILEN LLP
                      50 CHARLES LINDBERGH BLVD., SUITE 505
                            UNIONDALE, NEW YORK 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  JUNE 25, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(f) or 240.13d (g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555                        13D                  Page 2 of 10 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
   Dr. Michael Cowpland

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
   (a)  / /
   (b)  /X/

3. SEC USE ONLY

4. SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7. SOLE VOTING POWER:        29,462,626 shares

8. SHARED VOTING POWER:      0 shares

9. SOLE DISPOSITIVE POWER:   29,462,626 shares

10.SHARED DISPOSITIVE POWER 0 shares

11.AGGREGATE AMOUNT BENEFICIALLY
   OWNED BY EACH REPORTING PERSON:  29,462,626 shares

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  44.0%

14. TYPE OF REPORTING PERSON*: IN

CUSIP NO. 989555                        13D                  Page 3 of 10 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
   Mrs. Marlen Cowpland

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
   (a) / /
   (b)  /X/

3. SEC USE ONLY

4. SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7. SOLE VOTING POWER:        1,581,841 shares

8. SHARED VOTING POWER:      9,181,689 shares

9. SOLE DISPOSITIVE POWER:   1,581,841 shares

10. SHARED DISPOSITIVE POWER 9,181,689 shares

11.AGGREGATE AMOUNT BENEFICIALLY
   OWNED BY EACH REPORTING PERSON     10,763,530 shares

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0%

14. TYPE OF REPORTING PERSON*: IN

CUSIP NO. 989555                        13D                  Page 4 of 10 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
   160879 Canada Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
   (a)  / /
   (b)  /X/

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7. SOLE VOTING POWER:        0 shares

8. SHARED VOTING POWER:      9,181,689 shares

9. SOLE DISPOSITIVE POWER:   0 shares

10. SHARED DISPOSITIVE POWER 9,181,689 shares

11.AGGREGATE AMOUNT BENEFICIALLY
   OWNED BY EACH REPORTING PERSON: 9,181,689 shares

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.1%

14.TYPE OF REPORTING PERSON*: CO

CUSIP NO. 989555                        13D                  Page 5 of 10 Pages


Item 1.   Security and Issuer.

         This Statement on Schedule 13D relates to the common shares, no par value (the "Common Shares"), of ZIM Corporation, a corporation organized under the laws of Canada, with principal executive offices located at 200-20 Colonnade Road, Ottawa, Ontario, Canada K2E 7M6 (the "Issuer").

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed on behalf of Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada Inc., a corporation organized under the laws of Canada (Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc., together the "Reporting Persons"). This Schedule 13D describes a relationship between the Reporting Persons, but the Reporting Persons do not affirm the existence of a group.

         The Reporting Persons are filing this statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended. Information with respect to the Reporting Persons is given solely by such Reporting Persons. By the signature on this Statement, the Reporting Persons agree that this Statement is filed on their behalf.

         (b) Dr. Michael Cowpland's present occupation is President and Chief Executive Officer of the Issuer. The principal business address of Dr. Cowpland is ZIM Corporation, 200-20 Colonnade Road, Ottawa, Ontario, Canada K2E 7M6. Dr. Cowpland is a citizen of Canada.

         (c) Mrs. Marlen Cowpland and Dr. Cowpland are married. Mrs. Cowpland's principal occupation is managing the investments held by 160879 Canada Inc. Mrs. Cowpland's business address is 200-20 Colonnade Road, Ottawa, Ontario, Canada K2E 7M6. Mrs. Cowpland is a citizen of Canada.

         (d) 160879 Canada Inc. is a holding company owned and controlled by Mrs. Cowpland. Mrs. Cowpland is the sole officer, director and security holder of 160879 Canada Inc.

         (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

         (f) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 989555                        13D                  Page 6 of 10 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

     Effective June 1, 2003, Zim Technologies International, Inc., a corporation organized under the laws of Canada, became a wholly owned subsidiary of the Issuer, when it merged with and into PCI-ZTI Canada, Inc., a wholly owned subsidiary of the Issuer. At the effective time of the merger, every share of Zim Technologies International Inc.'s issued and outstanding common shares were cancelled and converted into one common share of the Issuer. As a result: (i) Dr. Cowpland acquired 16,533,657 of the Issuer's common shares; (ii) Mrs. Cowpland acquired 1,000,000 of the Issuer's common shares; and (iii) 160879 Canada Inc. acquired 1,300,000 of the Issuer's Common shares. All of these shares were initially acquired by the Reporting Persons from ZIM Technologies International, Inc. in exchange for a cash investment.

     In addition, at the effective time of the merger, each option to purchase shares of ZIM Technologies International, Inc.'s common shares was converted into the right to receive, upon exercise of such option, an equal number of shares of the Issuer's common shares. As a result, Dr. Cowpland's options to purchase 7,013,332 shares of ZIM Technologies International Inc.'s common shares, at an average exercise price of approximately $0.76 per share, which were previously granted to Dr. Cowpland from February 6, 2001 to May 1, 2002, were converted into an equal number of options to purchase common shares of the Issuer. All of these options are presently exercisable.

     Effective January 7, 2004, Dr. Cowpland acquired 1,911,663 of the Issuer's common shares upon the conversion of a convertible promissory note held by Dr. Cowpland with an aggregate principal amount of approximately $800,000, and 160879 Canada Inc. acquired 7,299,848 of the Issuer's common shares upon the conversion of convertible promissory notes held by 160879 Canada Inc. with an aggregate principal amount of approximately $3,100,000

     Additionally, the Issuer has granted Dr. Cowpland a total of 2,640,289 options during the period June 2003 to June 2004. These options are presently exercisable into one share of the Issuer's common shares at an average exercise price of approximately $.66 per share.

     On June 25, 2004, Dr. Cowpland purchased 387,895 units offered by the Issuer in a private placement. Each unit consisted of one share of the Issuer's common shares, and two warrants, with each warrant being exercisable for 15 months into one additional share of the Issuer's common shares at an exercise price of $.38 per share. In that same private placement, both Mrs. Cowpland and 160879 Canada Inc. separately purchased 193,947 units.

CUSIP NO. 989555                        13D                  Page 7 of 10 Pages


Item 4.  Purpose of the Transaction.

     Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc. have purchased the common shares for investment purposes. Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc. may acquire additional common shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

     The Reporting Persons do not have any current definite plans or proposals which would relate to or result in:

         (a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

         (b) an extraordinary corporate transaction such as a merger; reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any changes in the present board of directors or management of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer; or

         (f) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person.

     Dr. Cowpland, however, in his capacity as Chief Executive Officer of the Issuer, consistently evaluates potential acquisition candidates and capital raising transactions on behalf of the Issuer.

CUSIP NO. 989555                        13D                  Page 8 of 10 Pages


Item 5.  Interest in Securities of the Issuer.

     (a) The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above in Items 3 and 4.

     As of the date hereof, the Issuer has 56,670,581 common shares issued and outstanding.

     (b) Assuming the exercise in full of the aggregate number of stock options and warrants held by Dr. Cowpland, as of the date hereof, Dr. Cowpland has sole voting power and sole dispositive power over 29,462,626 common shares of the Issuer As a result, Dr. Cowpland beneficially owns approximately 44.0% of the Issuer's outstanding common shares.

     Assuming the exercise in full of the aggregate number of warrants held by Mrs. Cowpland, as of the date hereof, Mrs. Cowpland has (i) sole voting power and sole dispositive power over 1,581,481 common shares of the Issuer; and (ii) has shared voting power and dispositive power over 9,181,689 common shares of the Issuer. As a result, Mrs. Cowpland controls approximately 19.0% of the Issuer's common shares.

     Assuming the exercise in full of the aggregate number of warrants held by 160879 Canada Inc., as of the date hereof, 160879 Canada Inc. has shared voting power and dispositive power over 9,181,689 common shares of the Issuer. As a result, 160879 Canada Inc. controls approximately 16.1% of the Issuer's common shares.

     Assuming the vesting and exercise in full of the aggregate number of options and warrants held by Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc., the Reporting Persons control an aggregate of approximately 60.0% of the Issuer's common shares.

     While this Schedule 13D describes a relationship between the Reporting Persons, Dr. Cowpland disclaims beneficial ownership of all securities covered by this statement that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this statement that are held of record by Dr. Cowpland.

     (c) The following transactions in the Issuer's common stock have been effected during the past 60 days by the Reporting Persons:

CUSIP NO. 989555                        13D                  Page 9 of 10 Pages


         On June 25, 2004, Dr. Cowpland purchased 387,895 units offered by the Issuer in a private placement. Each unit consisted of one share of the Issuer's common shares, and two warrants, with each warrant being exercisable for 15 months into one share of the Issuer's common shares at an exercise price of $.38 per share.

         In that same private placement, both Mrs. Cowpland and 160879 Canada Inc. separately purchased 193,947 units.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None.

CUSIP NO. 989555                        13D                  Page 10 of 10 Pages


                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of June 29, 2004


      /s/ Michael Cowpland                       160879 CANADA INC.
      -----------------------
           Michael Cowpland
                                                 By:  /s/ Marlen Cowpland
                                                     ---------------------
      /s/ Marlen Cowpland                        Name:  Marlen Cowpland
      --------------------                       Title:  President
           Marlen Cowpland